MONTHLY REPORT - JULY, 2007
                               Global Macro Trust
                The net asset value of a unit as of July 31, 2007 was $1,166.58, down 4.8% from $ 1,225.37 per unit as of June 30, 2007.

                                      Managing          Unit
                                        Owner          Holders          Total

Net Asset Value (485,487.599      $   6,887,625     588,013,336     594,900,961
   units) at June 30, 2007
Addition of 14,972.287 units on         105,906      18,240,689      18,346,595
   July 1, 2007
Redemption of 3,868.715 units on             (0)     (4,513,166)     (4,513,166)
   July 31, 2007
Net Income (Loss) - July, 2007         (377,528)    (28,999,194)    (29,376,722)
                                    -----------  --------------  --------------
Net Asset Value at July 31, 2007  $   6,616,003     572,741,665     579,357,668
                                    ===========  ==============  ==============
Net Asset Value per Unit at July
31, 2007 (496,628.723 units
inclusive of 37.552 additional
units.)                                          $     1,166.58


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $(6,093,798)    109,431,909

      Change in unrealized gain (loss) on open      (30,331,102)    (31,815,975)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                            79,465         256,904


   Interest income                                    2,646,325      15,085,155

   Foreign exchange gain (loss) on margin               (83,862)        (89,845)
      deposits

Total: Income                                       (33,782,972)     92,868,148

Expenses:
   Brokerage commissions                              3,336,327      21,385,109

   20.0% New Trading Profit Share                    (7,904,044)      9,879,007

   Custody Fees                                               0          39,359

   Administrative expense                               161,467       1,029,028


Total: Expenses                                      (4,406,250)     32,332,503

Net Income (Loss) - July, 2007                     $(29,376,722)     60,535,645


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      August 7, 2007


Dear Investor:

Global Macro Trust ("GMT") was down 4.80% for July, 2007. Year-to-date the Trust is up 12.16%.

U.S. equities dropped sharply Thursday and Friday July 26-27 and again on Tuesday July 31 as concerns deepened about subprime mortgages, the failure of highly leveraged investors in subprime mortgages, potential problems with more highly-rated debt and an apparent drying up of credit for private equity buyouts and all types of mortgage-backed debt. As has usually been the case since the stock market crash of 1987, the sudden selloff in the U.S. stock market was accompanied by a flight to the safety and liquidity of government bonds which was further fueled by investors seeking safety from low-rated debt problems. This resulted in higher bond prices and lower yields, reversing what has been a sustained trend for higher interest rates globally. It was this interest rate development which accounted for the majority of the month's loss, although stock index futures trading was also unprofitable. A yen rally and the unwinding of the carry trade added volatility, but overall currency trading was only slightly unprofitable in July. Energy trading was about flat and a moderate gain in metals was offset by a loss in agricultural commodities.

The decline in interest rates on government debt generated losses on the Trust's short positions in Australian, German, British and U.S. bond and note futures and short-term Swiss, German, British and U.S. interest rate futures.

Short dollar positions versus the Australian dollar, Brazilian real, British pound, Turkish lira, Indian rupee and Norwegian krone generated a small profit. Unwinding of the carry trade generated rallies in the low-yielding yen and Swiss franc, and long dollar positions against these currencies were unprofitable, as were short dollar trades against the Hungarian forint and Mexican peso. The yen rally generated losses in non-dollar cross rate trading as short yen positions against the Australian, Mexican and New Zealand currencies were unprofitable. Long positions in the Hungarian and New Zealand currencies against the euro were also unprofitable, and a long position in the Turkish lira versus the euro was profitable.

The stock market decline hit Europe and Australia as well as the U.S., and long positions in these indices were unprofitable, outweighing gains on long positions in Hong Kong, China and Taiwan indices.

Energy was slightly profitable with small gains on long positions in crude oil, heating oil and London gas oil and on short positions in natural gas outweighing a loss on a long position in reformulated gasoline (RBOB).

Demand remained strong in the metal markets with world growth running at close to 5% for over three years and no slowdown evident in China, India or other fast growers. Gains were registered on long positions in lead, copper, tin, zinc, gold and silver.

In agricultural commodities, profits on long positions in soybean oil and Chicago and Kansas City wheat were outweighed by losses on long positions in soybeans, soybean meal, cocoa, and cotton and on short positions in sugar and live hogs.

                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman